# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BRC Inc., CIK 0001891101
CUSIP: 05601U105
Title of class of securities: Class A common stock, $0.0001 par value
Address of issuer's principal executive offices: 1144 S. 500 W, Salt Lake City, Utah (UT), 84101
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001213900-23-011486
Filed by CIK 0001259482

## Reporting persons
- DAVIN THOMAS E: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 6,921,161; shared voting power 0; sole dispositive power 6,921,161; shared dispositive power 0; aggregate amount beneficially owned 6,921,161 (8.2% of the class)
  Comment: Note to Rows 5, 7, 9: Represents (i) 13,698 shares of Class A Common Stock, par value $0.0001 per share ("Class A Shares"), of BRC Inc. (the "Issuer") and (ii) 6,907,463 Class A Shares issuable in respect of 6,907,463 shares of Class B Common Stock, par value $0.0001 per share, of the Issuer ("Class B Shares") redeemable (with an equal number of common membership interests in Authentic Brands LLC ("Common Units")) for Class A Shares on a one-to-one basis at the option of the Reporting Person.
  
  Note to Row 11: Calculated based on (i) 77,269,532 Class A Shares outstanding as of October 28, 2024 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed on November 4, 2024 as increased by (ii) 6,907,463 Class A Shares issuable in respect of 6,907,463 Class B Shares (and an equal number of Common Units). As of October 28, 2024, there are 135,473,335 total outstanding Class B Shares. Therefore, the ownership percentage reported may not be representative of the actual voting power of the Reporting Person.

## Item 1. Issuer
Name of issuer: BRC Inc.
Address of issuer's principal executive offices: 1144 S. 500 W, Salt Lake City, Utah, 84101

## Item 2. Person Filing
Name of person filing: This statement is filed by Thomas E Davin, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence:
C/O BRC Inc.
1144 S. 500 W
Salt Lake City, UT 84101
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on the cover page.

The calculation of beneficial ownership is based on (i) 77,269,532 Class A Common Stock, par value $0.0001 per share (''Class A Shares'') outstanding as of October 28, 2024 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed on November 4, 2024 as increased by (ii) 6,907,463 Class A Shares issuable in respect of 6,907,463 Class B Common Stock, par value $0.0001 per share, of the Issuer ("Class B Shares"). As such, the Reporting Person may be deemed to have beneficial ownership over 8.2% of the Issuer's outstanding common stock. As of October 28, 2024, there are 135,473,335 total outstanding Class B Shares. Therefore, the ownership percentage reported may not be representative of the actual voting power of the Reporting Person.

This filing of this Statement shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- DAVIN THOMAS E: /s/ Thomas E Davin, Thomas E Davin (02/14/2025)